August 27, 2019

Francis R. Amato
Chief Executive Officer
electroCore, Inc.
150 Allen Road, Suite 201
Basking Ridge, New Jersey 07920

       Re: electroCore, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed August 16, 2019
           File No. 333-232655

Dear Mr. Amato:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3 filed August 16, 2019

Description of Debt Securities, page 7

1. Please disclose in your prospectus the waiver of the right to trial by jury, and address related risks and any uncertainty about enforceability. If the provision extends to federal securities law claims, state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If the provision does not apply to claims under the federal securities laws, your prospectus disclosure and the provision in the applicable exhibits should state clearly that it does not apply to claims under the federal securities laws.
 Francis R. Amato
FirstName LastNameFrancis R. Amato
electroCore, Inc.
Comapany NameelectroCore, Inc.
August 27, 2019
August 27, 2019 Page 2
Page 2
FirstName LastName
Item 16. Exhibits, page II-2

2. We note your reference to the previously filed exhibit 23.1. Please file an updated consent.

Item 17. Undertakings, page II-3

3. Provide the undertakings required by Regulation S-K Item 512(a)(5)(i) and 512(h).
       Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at
(202) 551-3617 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Electronics and Machinery
cc:      John L. Cleary, II, Esq.